November 26, 2002

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: 1934 Act Filing Desk

Ladies and Gentlemen:

On behalf of W. James Farrell, W. Douglas Ford, Richard D. McCormick, James J. O'Connor,  John K. Van de Kamp, and John H. Walker, I have attached for filing pursuant to Rule 16a-1 under the Securities Exchange Act of 1934, as amended, a copy for filing electronically via EDGAR a Form 4 for November 25, 2002, with respect to UAL Corporation. One signed copy of each has also been sent to the New York Stock Exchange.

If you have any questions, please call me at (847) 700-5564.

Very truly yours,

/s/ Mary Jo C. Georgen

Mary Jo C. Georgen

Assistant Corporate Secretary

cc:     New York Stock Exchange

SEC - Library

20 Broad Street

New York, NY 10005